Mail Stop 3561

August 21, 2007

Chris T. Sharng
President
Natural Health Trends Corp.
2050 Diplomat Drive
Dallas, Texas 75234

     Re: Natural Health Trends Corp.
              Amendment No. 1 to Registration Statement on Form S-3
              Filed August 3, 2007
              File No. 333-144219

Dear Mr. Sharng:

    We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

<u>Incorporation of Documents by Reference, page 26</u>

1. Please specifically incorporate by reference your Form 10-Q for Fiscal Quarter Ended June 30, 2007. See Item 12(a)(2) of Form S-3.

2. It is unclear why you indicate you are incorporating by reference two Forms 8-K filed April 26, 2007 when it appears you have only filed one. Please advise or revise.

                                     ***

    Please contact Anita Karu, Attorney-Adviser at (202) 551-3240 or me at (202) 551-3725 with any other questions.

                            Sincerely,

                            H. Christopher Owings
                            Assistant Director

Chris T. Sharng
Natural Health Trends Corp.
August 21, 2007
Page 2

cc: John B. McKnight, Esq.
      Locke Liddell & Sapp LLP
      Facsimile No. (214) 756-8675